UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Great Lakes Dredge & Dock Corporation

(Name of Subject Company (Issuer))

Huron MergeCo., Inc.

(Name of Filing Person (Offeror))

Saltchuk Resources, Inc.

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Jerald W. Richards

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Philip Richter

Ryan Messier

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) to be made by Huron MergeCo., Inc. (“Offeror”), a wholly owned subsidiary of Saltchuk Resources, Inc. (“Saltchuk”), for all of the outstanding shares of common stock, par value $0.0001 per share, of Great Lakes Dredge & Dock Corporation (the “Company”), to be commenced pursuant to the terms of the Agreement and Plan of Merger, dated as of February 10, 2026, by and among the Company, Saltchuk and Offeror. If successful, the Offer will be followed by a merger of Offeror with and into the Company.

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements made herein with respect to the Offer and related transactions, including, for example, the timing of the completion of the Offer and the merger or the potential benefits of the Offer and the merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s and Saltchuk’s actual results may differ materially from its expectations or projections. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “target,” “project,” “contemplate,” “predict,” “potential,” “continue,” “may,” “would,” “could,” “should,” “seeks,” “scheduled to,” or other similar words, or the negative of these terms or other variations of these terms or comparable language.

The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the Offer and related transactions on the Company’s and Saltchuk’s relationships with employees, governmental entities and other business relationships, operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, and the risk that the merger agreement may be terminated in circumstances that require the Company to pay a termination fee; the possibility that competing offers will be made; the outcome of any legal proceedings that may be instituted against the Company and Saltchuk related to the transactions contemplated by the merger agreement, including the Offer and the merger; uncertainties as to the timing of the Offer; uncertainties as to the number of stockholders of the Company who may tender their stock in the Offer; the failure to satisfy other conditions to consummation of the Offer or the merger on the anticipated timeframe or at all, including the receipt of regulatory approvals related to the merger (and any conditions, limitations or restrictions placed on these approvals); risks that the Offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in the Company’s other reports and other public filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its periodic filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2024 and its subsequent Quarterly Reports on Form 10-Q. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website at gldd.com under the “Investors—Financials & Filings—SEC filings” or upon request via email to EMBirge@gldd.com. All forward-looking statements contained in this communication are based on information available to the Company and Saltchuk as of the date hereof and are made only as of the date of this communication. The Company and Saltchuk disclaim any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required under applicable law. These forward-looking statements should not be relied upon as representing the Company’s or Saltchuk’s views as of any date subsequent to the date of this communication. In light of the foregoing, investors are urged not to rely on any forward-looking statement in reaching any conclusion or making any investment decision about any securities of the Company or Saltchuk.

Additional Information and Where to Find It

The Offer has not yet commenced. The communication materials referenced above are for information purposes only and do not constitute an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made only pursuant to an offer to purchase and related materials that Saltchuk and Offeror intend to file with the SEC. If the Offer is commenced, Saltchuk and the Offeror will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

These materials will be sent free of charge to Company stockholders when available, and may also be obtained free of charge by contacting the Company’s Investor Relations Department c/o Eric Birge, Vice President of Investor Relations, Great Lakes Dredge & Dock Corporation, 9811 Katy Freeway, Suite 1200, Houston, Texas, 77024, 313-220-3053 or EMBirge@gldd.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge under the “Investors—Financials & Filings—SEC filings” section of the Company’s website at gldd.com.

Exhibit Index

Exhibit No.	Description

99.1	Joint Press Release of Saltchuk Resources, Inc. and Great Lakes Dredge & Dock Corporation, dated February 11, 2026.